Exhibit 2.3

ASSET TRANSFER AGREEMENT

BETWEEN

VALENTIS, INC.

AND

JUVARIS BIOTHERAPEUTICS, INC.

DATED AS OF OCTOBER 27, 2006

i

ii

Section 7.08	Assignment	18

Section 7.09	Amendments and Waivers	18

Section 7.10	Successors and Assigns	18

Section 7.11	Severability	19

Section 7.12	Consent to Jurisdiction	19

Section 7.13	Waiver of Jury Trial	19

Section 7.14	Non-waiver	19

Section 7.15	Costs	19

Section 7.16	Equitable Relief	19

EXHIBITS

Exhibit A	List of Patents

Exhibit B	Exclusive License Agreement

Exhibit C	Cell Lines

iii

This ASSET TRANSFER AGREEMENT (this “Agreement”), dated as of October 27, 2006, between Valentis, Inc., a Delaware corporation, (acting on behalf of itself and as agent for its Affiliates) (“VALENTIS”), and Juvaris Biotherapeutics, Inc.  (“JUVARIS”).

WHEREAS, VALENTIS desires to sell, transfer, assign, convey and deliver to JUVARIS, and JUVARIS desires to purchase from VALENTIS, the Acquired Assets and, in connection with such purchase, JUVARIS will assume from VALENTIS the Assumed Liabilities; and

WHEREAS, certain capitalized terms used in this Agreement have the meanings assigned to such terms in Section 7.02(a), and Section 7.02(b) identifies the sections of this Agreement in which certain other capitalized terms are defined.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements of the Parties contained in this Agreement, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.

SALE AND PURCHASE OF ASSETS

Section 1.01           Purchase and Sale. At the Closing, VALENTIS shall, and shall (acting as agent for its Affiliates) cause its Affiliates to, on the terms and subject to the conditions of this Agreement, including, without limitation, Section 1.07, to sell, assign, transfer, convey and deliver to JUVARIS, and JUVARIS shall purchase from VALENTIS and its Affiliates, all of the right, title and interest in, to and under the Acquired Assets, for (a) Five Hundred and Fifty Thousand Dollars ($550,000), payable in accordance with Sections 1.02 and 1.07(c) (the “Purchase Price”) and (b) the assumption by JUVARIS of the Assumed Liabilities.  The purchase and sale of the Acquired Assets, the assumption of the Assumed Liabilities are referred to in this Agreement collectively as the “Acquisition.”

Section 1.02           Deposit.  JUVARIS shall pay VALENTIS Two Hundred and Fifty Thousand Dollars ($250,000) upon signing of this Agreement as a fully non-recoupable and non-refundable deposit (the “Deposit”) to secure completion of the obligations of the parties hereunder.  The Deposit shall apply towards the Purchase Price.

Section 1.03           Allocation of Purchase Price.  The Purchase Price shall be allocated as follows: Five Hundred Thousand Dollars for the Intellectual Property and Know-How and Fifty Thousand Dollars for the Cell Lines.

Section 1.04           Transfer of Assets.

(a)           The term “Acquired Assets” means all right, title and interest in, to and under those certain assets set forth below:

(i)            the Intellectual Property;

(ii)           subject only to the terms and conditions of the Agreement, all the rights owned or controlled by VALENTIS related exclusively to the Intellectual Property, including any and all claims (legal or equitable), counterclaims, credits, causes of action, choses in action, rights of recovery, rights of set off, guarantees, warranties, indemnities and similar rights (whether existing before or after the Closing Date);

(iii)          the Licensed Technology and Know-How;

(iv)          the Cell Lines described in Exhibit C, in the quantities described in Exhibit C; and

(v)           the Data and Regulatory Filings.

(b)           JUVARIS acknowledges and agrees that it is not acquiring any rights, title or interest in, to or under, and the Acquired Assets shall not include, any of the following asset(s) (the “Excluded Assets”):

(i)            any and all cash and cash equivalents of VALENTIS or any of its Affiliates;

(ii)           any and all other manufacturing equipment and packaging assets owned or leased by VALENTIS or any of its Affiliates that relate to the Acquired Assets;

(iii)          any and all VALENTIS Names and any and all logos, variations or derivatives thereof;

(iv)          any and all refunds or credits of Taxes attributable to any Excluded Liability;

(v)           any and all Retained Information;

(vi)          any and all intellectual property or intellectual property rights that are not related to the Intellectual Property and/or other Acquired Assets; and

(vii)         any and all rights, claims and credits of VALENTIS or any of its Affiliates relating to any Excluded Asset or any Excluded Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of VALENTIS or any of its Affiliates relating to any Excluded Asset or any Excluded Liability.

Notwithstanding anything herein to the contrary, at JUVARIS’ reasonable request, VALENTIS shall provide to JUVARIS copies of all Retained Information related to the Acquired Assets.

(c)           JUVARIS shall acquire the Acquired Assets free and clear of all Liens, other than the Assumed Liabilities.

(d)           VALENTIS shall provide JUVARIS any information (including but not limited to, preclinical data, formulation and manufacturing specifications, and QA/QC documentation, standard operating procedures, toxicological data, and endotoxin testing methods) and reasonable assistance requested by JUVARIS relating to or useful in the use of the Acquired Assets.

Section 1.05           Termination of Exclusive License Agreement.

(a)           Effective immediately upon the Closing, the parties hereby terminate the Exclusive License Agreement.  The parties expressly agree that, effective upon the Closing, all terms of the Exclusive License Agreement shall terminate and shall not survive termination with the sole exception of Article 5 (but only to the extent of VALENTIS’ confidentiality and non-disclosure obligations contained therein) and Sections 1, 7.6, 9, and 10.3-10.6.  For clarity, the parties agree that all of JUVARIS’ confidentiality and non-disclosure obligations under Article 5 and obligations to make payments under Article 3 (including milestone, royalty and revenue-based payments under Sections 3.4-3.7 respectively), and VALENTIS’ audit rights under Section 4.4 and intellectual property rights and obligations under Article 6, are hereby terminated.

(b)           Amendment of Survival Provision.  To clarify the survival provision of the Exclusive License Agreement, the parties expressly amend, delete and restate the final sentence of Section 8.5.3 of the Exclusive License Agreement as follows:  “The provisions Article 5 (but only to the extent of VALENTIS’ confidentiality and non-disclosure obligations contained therein) and Sections 1, 7.6, 9 and 10.3-10.6 shall survive termination or expiration of this Agreement.”  Sections 1, 7.7 (including any cause of action under the Exclusive License Agreement on which a claim for indemnification is based, but only to the extent that such cause of action is the basis for a claim for indemnification), and 10.3-10.6, and VALENTIS’ confidentiality and non-disclosure obligations under Article 5 are hereby referred to as the “Non-Released Claims.”

(c)           Release.

(i)            Except for the Non-Released Claims, JUVARIS, on behalf of itself and its officers, directors, shareholders, principals, employees, predecessors, successors, agents and assigns, individually and collectively, hereby releases and forever discharges VALENTIS, its managers, officers, agents, brokers, employees, insurers, attorneys, successors, predecessors, subsidiaries and affiliates, separately and collectively, from any and all claims, demands, actions, rights of action, causes of action, obligations, damages and liabilities, including but not limited to common law claims and claims, whether known or unknown, claimed or unclaimed, which pertain in any way to the subject matter of the Exclusive License Agreement.

(ii)           Except for the Non-Released Claims, VALENTIS, on behalf of itself and its officers, directors, shareholders, principals, employees, predecessors, successors, agents and assigns, individually and collectively, hereby releases and forever discharges JUVARIS, its managers, officers, agents, brokers, employees, insurers, attorneys, successors, predecessors, subsidiaries and affiliates, separately and collectively, from any and all claims, demands, actions, rights of action, causes of action, obligations, damages and liabilities, including but not limited to common law claims and claims, whether known or unknown, claimed or unclaimed, which pertain in any way to the subject matter of the Exclusive License Agreement.

Section 1.06           Assumed Liabilities.

(a)           JUVARIS shall assume, upon the terms and subject to the conditions of this Agreement, effective as of the Closing Date, and from and after the Closing Date, JUVARIS shall pay, perform, satisfy and discharge when due, each of the following liabilities, obligations and commitments (the “Assumed Liabilities”):

(i)            all liabilities for Taxes arising out of or relating to, directly or indirectly, to the ownership, sale or lease of any of the Acquired Assets, in each case, but only to the extent related to any period on or after the Closing Date; and

(ii)           all other past, present and future warranties, contracts, liabilities, obligations and commitments of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued, arising out of or relating to, directly or indirectly, the Acquired Assets, the ownership, sale or lease of any of the Acquired Assets, or any Assumed Liabilities.

(b)           JUVARIS will diligently perform all Assumed Liabilities.

(c)           JUVARIS will indemnify and hold VALENTIS and its Affiliates harmless against all actions, claims, costs, damages, liabilities and Losses arising from any Assumed Liability.  VALENTIS will notify JUVARIS of all such actions and claims, give JUVARIS control of defense and settlement of same (provided that JUVARIS may not enter into any agreement or settlement that does not completely and irrevocably exonerate VALENTIS of all liability without VALENTIS’ prior written consent).

Section 1.07           Closing; Closing Deliveries.

(a)           The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on or before November 28, 2006 (the “Closing Date”) at the offices of Liner Yankelevitz Sunshine & Regenstreif LLP, 199 Fremont St, 20th Floor, San Francisco, CA 94105.  In the event Closing does not occur on or by November 28, 2006, then (i) the Deposit shall be forfeited to VALENTIS; and (ii) this Agreement shall expire without effect unless VALENTIS indicates in writing to JUVARIS an interest in conducing a Closing after November 28, 2006, in which case JUVARIS shall pay to VALENTIS One Thousand Five Hundred Dollars ($1,500) for each day from the Closing Date until the actual Closing date.

(b)           At the Closing, unless VALENTIS has done so already, VALENTIS shall deliver or cause to be delivered to JUVARIS the following:

(i)            the Acquired Assets in such mutually agreeable format as reasonably requested by JUVARIS; and

(ii)           Copies of all files, records, data and information relating to the Acquired Assets (including all documentation relating to the Cell Lines).

(c)           At the Closing, JUVARIS shall deliver to VALENTIS cash in the amount of Three Hundred Thousand Dollars ($300,000) representing the Purchase Price less the Deposit, payable by wire transfer of immediately available funds to a bank account designated in writing by VALENTIS.  JUVARIS shall be deemed to have accepted all materials delivered to JUVARIS pursuant to Section 1.07(b) upon delivery by VALENTIS.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF VALENTIS

VALENTIS represents and warrants to JUVARIS as follows:

Section 2.01           Organization. VALENTIS is duly organized, validly existing and in good standing under the laws of the State of Delaware.

Section 2.02           Authority; Execution and Delivery; Enforceability. VALENTIS has the requisite corporate power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder.  The execution and delivery of this Agreement and the performance by VALENTIS of its obligations hereunder have been authorized by all requisite corporate action on its part.  This Agreement has been validly executed and delivered by VALENTIS.  Assuming that this Agreement has been duly authorized, executed and delivered by JUVARIS, this Agreement constitutes a valid and binding obligation of VALENTIS, enforceable against VALENTIS in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium, reorganization or other laws of general applicability relating to or affecting the enforcement of creditors’ rights generally and general principles of equity; and (b) laws limiting the availability of specific performance, injunctive relief or other equitable remedies.

Section 2.03           Consents and Approvals; No Violations.

(a)           None of the execution and delivery of this Agreement by VALENTIS, the performance by VALENTIS of its obligations hereunder or the consummation of the Acquisition, to the Knowledge of VALENTIS:

(i)            violates the certificate of incorporation, by-laws or other organizational documents of VALENTIS;

(ii)           conflicts in any respect with or results in a violation or breach of, or constitutes a default under, any contract, agreement or instrument to which VALENTIS is a party or by which VALENTIS or any Acquired Asset is bound, or results in the creation or imposition of any Lien upon any Acquired Asset;

(iii)          conflicts or violates with any existing law (including common law), statute, rule, regulation, ordinance, judgment, order or decree (each, a “Law”) applicable to VALENTIS or the Acquired Assets; or

(iv)          materially impairs VALENTIS’ ability to consummate the transactions contemplated hereby or materially delays the consummation of the transactions contemplated hereby (a “VALENTIS Material Adverse Effect”).

(b)           No filing with, and no permit, authorization, consent or approval of any Governmental Entity is necessary for the consummation by VALENTIS of the transactions contemplated by this Agreement.

Section 2.04           Title to Assets.

(a)           VALENTIS and/or its Affiliates have good and valid title to all of the Acquired Assets, in each case, free and clear of all Liens and VALENTIS and/or its Affiliates are the sole legal and beneficial owner of the Acquired Assets and have the right to sell them to JUVARIS in accordance with this Agreement.

(b)           VALENTIS and/or its Affiliates have the sole and exclusive right to enforce, license or transfer, without payment to any Third Party, each item of Intellectual Property.

Section 2.05           Intellectual Property Rights.

(a)           To the Knowledge of VALENTIS, neither VALENTIS nor any of its Affiliates has granted any option, license or right to use any of the Intellectual Property, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is Intellectual Property.

(b)           To the Knowledge of VALENTIS, Exhibit A and C lists the Intellectual Property that form the Acquired Assets, owned by, filed in the name of, or applied for, by VALENTIS and/or its Affiliates;

(c)           To the Knowledge of VALENTIS, there are no proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related to any Acquired Asset except with regards to office actions and prosecution filings in the normal course of VALENTIS’ business.

(d)           VALENTIS has identified to JUVARIS all necessary registration, maintenance and renewal fees in connection with such Patent, all monies due and owing, if any and all necessary documents and certificates in connection with such Patents

(e)           VALENTIS reasonably believes that there are no actions that must be taken by VALENTIS or its Affiliates within one-hundred and twenty (120) days of the Closing, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions by the patent or other authorities in the United States or foreign jurisdictions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Patent.

(f)            To the Knowledge of VALENTIS, there are no facts or circumstances that would render any Intellectual Property invalid or unenforceable.  To the Knowledge of VALENTIS, there are no intentional misrepresentations or failures to disclose, any fact or circumstances in any application for any Patent that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Patent.

(g)           All Intellectual Property will be fully transferable, alienable or licensable by JUVARIS without restriction.

(h)           To the extent that any Technology associated with the Intellectual Property has been developed or created by a third party for VALENTIS, VALENTIS has a written agreement with such third party with respect thereto and VALENTIS thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted) to all such third party’s Intellectual Property Rights in such Technology by operation of law or by valid assignment.

(i)            To the Knowledge of VALENTIS, the Acquired Assets do not infringe or misappropriate any Intellectual Property Right of any Person or violate any right of any Person (including any right to privacy or publicity), and VALENTIS has not received written notice from any Person claiming that the Acquired Assets infringe or misappropriate any Intellectual Property Right of any Person or constitute unfair competition or trade practices under the laws of any jurisdiction (nor does VALENTIS have knowledge of any basis therefor).

(j)            To the Knowledge of VALENTIS, no Person is infringing or misappropriating any Intellectual Property.

(k)           To the Knowledge of VALENTIS, no Intellectual Property is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by VALENTIS or may affect the validity, use or enforceability of such Intellectual Property.

(l)            To the Knowledge of VALENTIS, there are no royalties, fees, honoraria or other payments payable by VALENTIS to any Person by reason of the ownership, development, use, license, sale or disposition of Intellectual Property, other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business.

(m)          To the Knowledge of VALENTIS, there are no Intellectual Property Rights covering the composition, use or manufacture of the Cell Lines or any products expressed by the Cell Lines.

Section 2.06           Regulatory Compliance. With respect to the Acquired Assets, VALENTIS is, and has maintained the Data and Regulatory Filings, in compliance in all material respects with all applicable statutes, rules and regulations of the FDA, and, to the extent applicable, equivalent foreign regulatory authorities, with respect to the clinical testing, manufacture, collection, labeling, storing, testing, or distribution of VALENTIS products that are the subject of the Data and Regulatory Filings, including current “Good Manufacturing Practice,” or CGMP regulations, “Good Clinical Practice” or GCP regulations, “Good Laboratory Practice” or GLP regulations, “Informed Consent” and “Institutional Review Board” regulations, and all applicable requirements relating to the protection of human subjects for its clinical trials as required by the FDA and any applicable corresponding requirements of equivalent foreign regulatory authorities.  With respect to the Acquired Assets, to the Knowledge of VALENTIS, VALENTIS is in

compliance with all applicable registration and listing requirements set forth at 21 U.S.C. §360 and all similar applicable laws and regulations, except for noncompliance which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 2.07           Material Facts. Neither this Agreement nor any written statement or certificate furnished in connection herewith or any of the transactions contemplated hereby, contains an untrue statement of a material fact or omits to state a material fact that is necessary in order to make the statements contained herein and therein, in the light of the circumstances under which they are made, not misleading.  There are no facts that affect, or in the future might reasonably be expected to affect, adversely the Acquired Assets in any material respect that is not set forth in this Agreement.

Section 2.08           No Proceedings. Except as would not reasonably be expected to have a VALENTIS Material Adverse Effect, there is no Proceeding pending or, to the knowledge of VALENTIS, threatened against VALENTIS which would reasonably be expected to affect VALENTIS’ ability to consummate the transactions contemplated by this Agreement.

Section 2.09           Disclaimer. Except as expressly set forth in this Article 2, the Acquired Assets assigned by VALENTIS pursuant to this Agreement are provided “AS IS” without any warranty, express, implied or statutory and VALENTIS expressly disclaims any warranty of title, non-infringement, fitness for a particular purpose or merchantability with respect to any Assigned Asset assigned or delivered pursuant to this Agreement.  This Disclaimer is an essential part of the bargain between VALENTIS and JUVARIS.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF JUVARIS

JUVARIS represents and warrants to VALENTIS as follows:

Section 3.01           Organization. JUVARIS is duly organized, validly existing and in good standing under the laws of the State of Delaware.  JUVARIS has all requisite corporate power and authority to own, lease and operate its properties and to conduct its business as now being conducted.

Section 3.02           Authority; Execution and Delivery; Enforceability. JUVARIS has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement and the performance by JUVARIS of its obligations hereunder have been authorized by all requisite corporate action on the part of JUVARIS.  This Agreement has been validly executed and delivered by JUVARIS.  Assuming that this Agreement has been duly authorized, executed and delivered by VALENTIS, this Agreement constitutes a valid and binding obligation of JUVARIS, enforceable against JUVARIS in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws of general applicability relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

Section 3.03           Consents and Approvals; No Violations.

(a)           None of the execution and delivery of this Agreement by JUVARIS, the performance by JUVARIS of its obligations hereunder or the consummation of the Acquisition:

(i)            violates the certificate of incorporation or bylaws of JUVARIS;

(ii)           conflicts in any respect with or results in a violation or breach of, or constitutes a default under, any material contract, agreement or instrument to which JUVARIS is a party or by which JUVARIS or any of its properties or assets are bound;

(iii)          conflicts or violates with any existing Law applicable to JUVARIS;  or

(iv)          materially impairs JUVARIS’ ability to consummate the transactions contemplated hereby or materially delay the consummation of the transactions contemplated hereby (a “JUVARIS Material Adverse Effect”).

(b)           No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the consummation by JUVARIS of the transactions contemplated by this Agreement.

Section 3.04           Brokers or Finders. Neither JUVARIS nor its Affiliates have retained any agent, broker, investment banker, financial advisor or other firm or person that is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and there are no claims for any of the foregoing.

Section 3.05           No Proceedings. Except as would not reasonably be expected to have a JUVARIS Material Adverse Effect, there is no Proceeding pending or, to the knowledge of JUVARIS, threatened against JUVARIS which would reasonably be expected to affect JUVARIS’ ability to consummate the transactions contemplated by this Agreement.

ARTICLE IV.

COVENANTS

Section 4.01           Property Transfer Taxes. Except as otherwise provided herein, any fees, charges, Taxes or other payments required to be made to any Governmental Entity in connection with the transfer of the Acquired Assets and the assignment and assumption of the Assumed Liabilities pursuant to the terms of this Agreement (collectively, “Transfer Taxes”) shall be paid by VALENTIS.  VALENTIS and JUVARIS shall cooperate in timely making and filing all filings, Tax Returns, reports and forms as may be required with respect to any Taxes payable in connection with the transfer of the Acquired Assets.

Section 4.02           Further Assurances; Etc.

(a)           Each Party shall, from time to time after the Closing and without additional consideration, execute and deliver such further instruments (including assignments and assurances) and take such other commercially reasonable action as may be reasonably requested by the other Party to make effective the transactions contemplated by this Agreement.

(b)           Except as otherwise expressly set forth in this Agreement, from and after the Closing Date, neither VALENTIS nor any of its Affiliates shall make any use of the Acquired Assets and shall hold them on trust for JUVARIS.

(c)           Except as would not reasonably be expected to have a Material Adverse Effect, VALENTIS shall take no action to disparage or diminish the value of the Acquired Assets.

Section 4.03           No Shop Agreement.  Between the date hereof and 11:59 p.m. (California time) on November 28, 2006 (the “Expiration Date”), neither VALENTIS nor its officers or directors will, nor will VALENTIS or its officers or directors direct any of VALENTIS’ employees, agents or affiliates to, take any action to solicit or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than discussions with JUVARIS) regarding any acquisition, disposition, transfer, assignment, pledge, license or sublicense of (1) the Acquired Assets or (2) the pilot plant manufacturing equipment, the assumption of the lease and the non-exclusive license to manufacturing intellectual property as more specifically described on that certain memorandum of understanding between the Parties titled “Licensing Agreement Terms and Conditions” dated October 6, 2006.  In the event Closing does not occur on or before the Expiration Date, this Section 4.03 and all rights and obligations that flow therefrom shall expire without effect.

Section 4.04           No Use of VALENTIS Names. JUVARIS shall not use any signs or stationery, purchase order forms, packaging, labeling or other similar items or supplies, advertising and promotional materials, product, training and service literature and materials, or computer programs or like materials (collectively, the “Supplies”) that include or contain any trademark, trade names, service mark or corporate or business names of VALENTIS or its Affiliates (or any logo, variation or derivative thereof) (collectively, “VALENTIS Names”), provided that, for clarity, JUVARIS may use VALENTIS’ Names in its filings with regulatory authorities and as required by law and in its factual disclosures regarding its business to potential business partners.  Nothing in this Section 4.04 shall be deemed as transferring any rights in, to or under the VALENTIS Names.

Section 4.05           Bulk Transfer Laws. VALENTIS shall indemnify JUVARIS against any non compliance by VALENTIS and its Affiliates with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to JUVARIS.  VALENTIS shall indemnify JUVARIS for any tax liability that results from any such non-compliance.

Section 4.06           Post-Closing Cooperation. JUVARIS and VALENTIS shall cooperate with each other, and shall cause their officers, employees, agents, auditors, Affiliates and representatives to cooperate with each other, after the Closing Date, to ensure the orderly transition of the Acquired Assets and Assumed Liabilities from VALENTIS to JUVARIS.  Neither Party shall be required by this Section 4.06 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

ARTICLE V.

SURVIVAL AND INDEMNIFICATION

Section 5.01           Survival. All representations and warranties shall survive the consummation of the transaction contemplated hereby and continue until the third anniversary of the Closing Date.

Section 5.02           Indemnification by VALENTIS. VALENTIS agrees to indemnify and hold harmless JUVARIS, its Affiliates and their respective officers, directors, employees, agents, successors and assigns against any and all Losses arising out of or related to a breach of any representation, warranty, covenant or agreement of VALENTIS in this Agreement or in any certificate or instrument delivered pursuant hereto.

Section 5.03           Indemnification by JUVARIS. JUVARIS agrees to indemnify and hold harmless VALENTIS, its Affiliates and their respective officers, directors, employees, agents, successors and assigns against any and all Losses arising out of or related to (a) a breach of any representation, warranty, covenant or agreement of JUVARIS in this Agreement or in any certificate or instrument delivered pursuant hereto or (b) any of the Assumed Liabilities.

Section 5.04           Indemnification Process. In the case of any claim asserted by a third party against a party entitled to indemnification under this Agreement (the “Indemnified Party”), notice shall be given by the Indemnified Party to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of any claim or any litigation resulting therefrom; provided that (a) the counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party, (b) the Indemnified Party may participate in such defense at such Indemnified Party’s expense, and (c) the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except to the extent that such omission results in a failure of actual notice to the Indemnifying Party and such Indemnifying Party is materially damaged as a result of such failure to give notice.  Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such claim or litigation, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other non-monetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.  In the event that the Indemnified Party shall in good faith determine that the conduct of the defense of any claim subject to indemnification hereunder or any proposed settlement of any such claim by the Indemnifying Party might be expected to affect adversely the Indemnified Party’s tax liability or the ability of JUVARIS to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim or any litigation relating thereto, the Indemnified Party shall have the right at all times to take over and assume control over the defense, settlement, negotiations or litigation relating to any such claim at the sole cost of the Indemnifying Party; provided that if the Indemnified Party does so take over and assume control, the Indemnified Party shall not settle such claim or litigation without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. In the event that the Indemnifying Party does not accept the defense of any matter as above provided, the Indemnified Party shall have the full right to defend against any such claim or demand and shall be entitled to settle or agree to pay in full such claim or demand with the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed.  In any event, the Indemnifying Party and the Indemnified Party shall cooperate in the defense of any claim or litigation subject to this Section 5.04 and the records of each shall be available to the other with respect to such defense.

Section 5.05           Exclusive Remedy. In the absence of fraud, following the Closing Date, the sole and exclusive remedy of both VALENTIS on the one hand and JUVARIS on the other hand with respect to any breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement shall be restricted to the indemnification rights set forth in this Article V and, with respect to breaches reasonably capable of being remedied through specific performance, the breaching party shall, at its option and expense, promptly re-perform the obligation or redeliver the delivery obligation so that the breached warranty or representation is substantially remedied in the case of a breach of representation or warranty or re-perform to fulfill any covenant or agreement in the case of a breach of covenant or agreement so that the breach of covenant or agreement is materially remedied.

ARTICLE VI.

LIMITATION OF LIABILITY

Section 6.01           Disclaimer of Consequential Damages.  NEITHER PARTY WILL BE LIABLE FOR ANY LOSS, INDIRECT, SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES OF ANY KIND (INCLUDING LOST PROFITS) REGARDLESS OF FORM OR THEORY OF LAW OR OTHERWISE, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY.

Section 6.02           Cumulative Liability.  VALENTIS’ total cumulative liability to JUVARIS shall not exceed the total amount of the Purchase Price paid to VALENTIS.

ARTICLE VII.

MISCELLANEOUS

Section 7.01           Notices. Except as otherwise specifically provided herein, any notice or other documents to be given under this Agreement shall be in writing and shall be deemed to have been duly given if sent by registered post, nationally recognized overnight courier or confirmed facsimile transmission to a Party (followed by hard copy by mail) or delivered in person to a Party at the address or facsimile number set out below for such Party or such other address as the Party may from time to time designate by written notice to the other:

(a)	if to VALENTIS, to:
Valentis, Inc.
863A Mitten Road
Burlingame, CA 94010
Attention: CEO, President
Facsimile No: (650) 652-1990

with a required copy to:

Liner Yankelevitz Sunshine & Regenstreif LLP
199 Fremont Street, 20th Floor
San Francisco, CA 94105
Attention: Gregory Alan Rutchik, Esq.
Facsimile No: (415) 489-7701

(b)	if to JUVARIS, to:

Juvaris Biotherapeutics, Inc.
6200 Stoneridge Mall Road, 3F
Pleasanton, CA 94588
Attention: CEO, President
Facsimile No.: (925) 399-6100

with a required copy to:

Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
Attention: Mario M. Rosati, Esq.
Facsimile No.: (650) 493-6811

Any such notice or other document shall be deemed to have been received by the addressee three (3) Business Days following the date of dispatch of the notice or other document by post or, where the notice or other document is sent by overnight courier, by hand or is given by facsimile, simultaneously with the transmission or delivery thereof.

Section 7.02           Definitions; Interpretation.

(a)           For purposes of this Agreement:

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. A Person shall be regarded as in control of another Person if such Person owns, or directly or indirectly controls, more than fifty percent (50%) of the voting securities (or comparable equity interests) or other ownership interests of the other Person, or if such Person directly or indirectly possesses the power to direct or cause the direction of the management or policies of the other Person, whether through the ownership of voting securities, by contract or any other means whatsoever, provided, however, that for purposes of this Agreement, the term “Affiliate” shall not include subsidiaries in which a Party or its Affiliates owns a majority of the ordinary voting power to elect a majority of the Board of Directors, but is restricted from electing such majority by contract or otherwise, until such time as such restrictions are no longer in effect.

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) any other day on which commercial banks in New York City are authorized or required by law to close.

“Cell Lines” shall mean the cell lines specifically set forth in Exhibit C.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contract” shall mean any written agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

“Data and Regulatory Filings” shall mean all pre-clinical and clinical data and regulatory filings and embodiments thereof relating to the Acquired Assets that are owned or controlled by VALENTIS and/or its Affiliates as of the Closing Date.

“Disclosure Schedule” shall mean a document separately delivered by VALENTIS to JUVARIS on the date of this Agreement.

“FDA” means the United States Food and Drug Administration, and any successor agency thereto.

“Governmental Entity” shall mean any federal, state, local or non-United States (including international or foreign) government, legislature, governmental agency, administrative agency or commission or other governmental authority or instrumentality or any United States or non-United States (including international or foreign) court of competent jurisdiction.

“Intellectual Property” shall mean the Patents and the documentation set forth on Exhibit A hereto relating to the Patents.

“Intellectual Property Rights” shall mean any or all rights in, arising out of, or associated therewith: (i) (A) any patent, utility model, design registration, certificate of invention, patent of addition or substitution, or other governmental grant for the protection of inventions or industrial designs anywhere in the world, including any reissue, renewal, re-examination or extension thereof; and (B) any application for any item in subsection “(A)”, including any international, provisional, divisional, continuation, continuation-in-part, or continued prosecution application (“Patent Rights”); and (ii) all trade secrets and other rights in know-how and confidential or proprietary information.

“Know-How” shall have the meaning given to such term in the Exclusive License Agreement and, in addition, shall include all Confidential Information (as defined in the Exclusive License Agreement) and any other information, data or materials disclosed and/or provided by VALENTIS to JUVARIS under the Exclusive License Agreement.

“Knowledge of VALENTIS” shall mean the actual knowledge of the executive officers of VALENTIS and/or its Affiliates after due inquiry.  The term “due inquiry” shall mean such inquiry by the applicable person as such person would normally be reasonably expected to make in the ordinary course of his or her regular and usual duties as an owner, director, officer of key employee of a corporation.

“Liabilities” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unfixed, unliquidated, unsecured, unmatured, unaccrued, unasserted, contingent, conditional, inchoate, implied, vicarious, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles applied on a consistent basis.

“Exclusive License Agreement” means that Exclusive License Agreement executed by and between the Parties on June 4, 2005.

“Licensed Technology” means, separately or collectively, the Patents and all Know-How referring to the DOTIM lipid composition, namely: 1-[2-[9-(Z)-octadecenoyloxy]]-2-[8](Z)-heptadecenyl]-3-[hydroxyethyl]imidazolinium chloride, and as such items are further defined in Exhibit B.

“Lien” shall mean any lien (statutory or otherwise), claim, charge, option, security interest, pledge, mortgage, restriction, financing statement, hypothecation, equitable interest, preference, right of possession, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title or similar encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

“Material Adverse Effect” shall mean a material and adverse effect on any Acquired Asset, the Parties’ ability to consummate the Acquisition or JUVARIS’ use of the Acquired Assets following the Acquisition.

“Order” shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (b) Contract with any Governmental Entity entered into in connection with any Proceeding.

“Party” shall mean VALENTIS or JUVARIS and, when used in the plural, shall mean VALENTIS and JUVARIS and in the case of VALENTIS shall include its Affiliates

“Patents” shall mean: (i) all patents and patent applications listed on Exhibit A and any patents that claim priority therefrom; (ii) all additions, divisions, continuations, continuations-in-part, substitutions, reissues, extensions, registrations and renewals thereof; (iii) all foreign counterparts of any of the preceding; and (iv) all patents issuing on any the preceding.

“Person” shall mean any individual, group, corporation, partnership or other organization or entity (including any Governmental Entity).

“Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator or arbitration panel.

“Retained Information” shall mean those books and records prepared and maintained by VALENTIS and all Tax records, not included within the Know-How or Data and Regulatory Filings.

“Tax Return” shall mean any report, return or other information filed with any taxing authority with respect to Taxes imposed upon or attributable to the Acquired Assets.

“Taxes” shall mean any and all taxes, charges, fees, tariffs, imports, required deposits, levies or other like assessments, including, but not limited to, transfer, income, profits, net worth, asset, value added transactions, gains, gross receipts, excise, inventory, property (real, personal or intangible), custom duty, sales, use, license, withholding, payroll, employment, social security, capital stock and franchise taxes, imposed by any Governmental Entity.

“Technology” shall mean any or all of the following:  (i) inventions (whether or not patentable), improvements, and technology; (ii) proprietary and confidential information, including technical data and customer and supplier lists, trade secrets, discoveries, processes, formulas, and know how; (iii) databases, data compilations and collections and technical data; and (iv) tools, methods and processes.

“Third Party” shall mean any Person who or which is neither a Party nor an Affiliate of a Party.

(b)           The following terms have the meanings set forth in the Sections set forth below:

Term	Section
Acquired Assets	1.04
Acquisition	1.01
Agreement	Preamble
Assumed Liabilities	1.06
Closing	1.07(a)
Closing Date	1.07(a)
Deposit	1.02
Excluded Assets	1.04(b)
Expiration Date	4.03
Indemnified Party	5.04
Indemnifying Party	5.04
JUVARIS	Preamble
JUVARIS Material Adverse Effect	3.03(c)
Law	2.03(c)
Losses	5.02
Non-Released Claims	1.05(b)
Proceeding	3.05
PTO	2.05(b)
Purchase Price	1.01
Supplies	4.04
Transfer Taxes	4.01
VALENTIS	Preamble
VALENTIS Material Adverse Effect	2.03(d)
VALENTIS Names	4.04

(c)           In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(d)           The definitions of the terms used in this Agreement shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Any reference to dollars shall mean United States dollars.  In this Agreement, the words “include”,  “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the word “will” shall be construed to have the same meaning and effect as the word  “shall”.  Unless the context requires otherwise, in this Agreement (i) any definition of or reference to any agreement, instrument or other document in this Agreement shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (ii) any reference in this Agreement to any Person shall be construed to include the Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (iv) all references in this Agreement to Articles, Sections, Exhibits shall be construed to refer to Articles, Sections, and Exhibits of this Agreement.

Section 7.03           Descriptive Headings. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 7.04           Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other Party.

Section 7.05           Entire Agreement. This Agreement, along with the Exhibits hereto and thereto contain the entire agreement and understanding between the parties hereto with respect to the Acquisition and supersede all prior agreements and understandings relating to the Acquisition.  No Party shall be liable or bound to any other Party in any manner by any representations, warranties or covenants other than as specifically set forth herein and, thereupon, only to the extent provided in Section 5.01.

Section 7.06           Fees and Expenses. Regardless of whether or not any of the transactions contemplated by this Agreement are consummated, each Party shall bear its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.

Section 7.07           Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state.

Section 7.08           Assignment. Neither Party may transfer or assign this Agreement, directly or indirectly, or any of its rights hereunder without the prior written consent of the other Party, other than (a) to one or more Affiliates, or (b) to a successor in connection with the transfer or sale of all or substantially all of its business relating to the subject matter of this Agreement.  Any attempted transfer or assignment in violation of this Section 7.08 shall be void; provided, that in the event of a permitted change in control, the original party’s (or its successor’s) obligations hereunder shall continue.  This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

Section 7.09           Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.  By an instrument in writing, JUVARIS, on the one hand, or VALENTIS, on the other hand, may waive compliance by the other Party with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform.

Section 7.10           Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of the Parties, their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Third Party any right, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.11           Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein or therein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto and thereto shall be enforceable to the fullest extent permitted by law.

Section 7.12           Consent to Jurisdiction. Each of JUVARIS and VALENTIS irrevocably submits to the jurisdiction of California for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby.  Each of JUVARIS and VALENTIS agrees to commence any such action, suit or proceeding in the San Francisco, California.  Each of JUVARIS and VALENTIS irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in California and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 7.13           Waiver of Jury Trial. Each Party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement.  Each Party hereto:

(a)           certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver; and

(b)           acknowledges that it and the other Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.13.

Section 7.14           Non-waiver. Any failure on the part of a Party to enforce at any time or for any period of time any of the provisions of this Agreement shall not be deemed or construed to be a waiver of such provisions or of any right of such Party thereafter to enforce each and every such provision on any succeeding occasion or breach thereof.

Section 7.15           Costs.  Each Party agrees to indemnify and keep indemnified the Other Party against any and all legal costs and/or expenses incurred by the Other Party as a result of any breach of this Agreement by the indemnifying Party.

Section 7.16           Equitable Relief.  Each Party agrees that on any breach of this Agreement by it, the Other Party shall be entitled to any appropriate injunctive and/or other equitable relief in relation to such breach.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

VALENTIS, INC. (on behalf of itself and as agent for its Affiliates)

By:	/s/ John J. Reddington
Name: John J. Reddington
Title: Chief Operating Officer

JUVARIS BIOTHERAPEUTICS, INC.

By:	/s/ Martin D. Cleary
Name: Martin Cleary
Title: President & Chief Executive Officer

EXHIBIT A

LIST OF PATENTS

US5,705,655  “Amphiphilic Nitrogen Containing Imidazolinium Derivative Compounds and Uses” (DOTIM)

US5,736,395  “Amphiphilic Imidazolinium Derivatives” (DOTIM)

WO95/14380, evolved

AU691217, granted

CA2176713, granted

JP2918693, granted

EP730404, granted

US5,830,878  “Cationic Lipid:DNA Complexes for Gene Targeting” (DOTIM)

US6,344,446  “Cationic Lipid:DNA Complexes for Gene Targeting” (DOTIM)

WO96/40962, evolved

AU6983128, granted

CA2223923, pending

EP9691921.9, pending

1

EXHIBIT B

EXCLUSIVE LICENSE AGREEMENT

EXHIBIT C

CELL LINES

Cell Line	Quantity
DH5 (alpha) 3-25-99	466 vials

pDL 1680 5-25-00	358 vials

pVS534 D0528	483 vials